Exhibit 99.14

Franco-Nevada Corporation

Consolidated Balance Sheets

(unaudited, in thousands of US dollars, except share amounts)

	As at
	Sept. 30,	Dec. 31,
	2010	2009
Assets
Cash and cash equivalents (Note 2)	$432,023	$122,649
Short-term investments (Note 3)	178,665	377,480
Royalty receivables	28,654	26,789
Prepaid expenses and other	18,135	13,263
Current assets	657,477	540,181

Royalty interests in mineral properties, net	1,050,790	958,160
Interests in oil and gas properties, net	366,344	390,540
Investments (Note 3)	59,934	106,575
Future income taxes	16,123	19,305
Other	7,672	6,130
Total assets	$2,158,340	$2,020,891

Liabilities
Accounts payable and accrued liabilities	$17,854	$9,481
Current liabilities	17,854	9,481

Future income taxes	102,850	81,142
Total liabilities	120,704	90,623

Shareholders’ Equity (Note 9)
Common shares, unlimited common shares authorized without par value; issued and outstanding 114,484,253 common shares at September 30, 2010 (112,123,500 at December 31, 2009)	1,910,117	1,848,923
Contributed surplus	55,642	51,975
Retained earnings	61,024	38,135
Accumulated other comprehensive income (loss)	10,853	(8,765)
Total shareholders’ equity	2,037,636	1,930,268
Total liabilities and shareholders’ equity	$2,158,340	$2,020,891

Commitments (Note 10)

See accompanying notes to interim consolidated financial statements

Approved by the Board of Directors

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

Franco-Nevada Corporation

Consolidated Statements of Operations and Comprehensive Income

(unaudited, in thousands of US dollars, except per share amounts)

	For the Three Months Ended		For the Nine Months Ended
	Sept. 30, 2010	Sept. 30, 2009	Sept. 30, 2010	Sept. 30, 2009
Revenue
Mineral royalties	$28,842	$20,880	$75,032	$68,624
Oil and gas royalties and working interests	7,388	8,006	28,789	19,837
Change in fair value - Palmarejo (Note 4(a))	15,566	11,396	51,852	29,568
Change in fair value - Other (Note 4(b))	397	582	1,290	582
Dividends	46	226	190	674
Total revenue	52,239	41,090	157,153	119,285

Costs and expenses
Costs of operations	1,899	1,509	5,325	4,698
General and administrative	2,002	2,321	7,565	7,953
Business development	574	326	1,472	1,252
Depreciation and depletion	19,697	20,248	65,380	66,716
Write-down on investments	—	—	—	239
Stock-based compensation expense (Note 9(b))	1,559	1,097	3,970	3,010
Total costs and expenses	25,731	25,501	83,712	83,868

Operating income	26,508	15,589	73,441	35,417
Interest income	699	366	2,928	1,240
Interest expense and other	(557)	(279)	(1,639)	(801)
Gain (loss) on sale of investments	2,402	95	24,370	(145)
Other Income	—	2,432	205	2,432
Foreign exchange gain (loss)	(1,600)	(361)	(21,275)	18,609
Income before income taxes	27,452	17,842	78,030	56,752
Income tax expense (Note 7)	(9,493)	(5,499)	(24,738)	(15,523)
Net income	$17,959	$12,343	$53,292	$41,229

Other comprehensive income (loss):
Unrealized change in market value of securities, net of income tax	$2,986	$2,256	$10,787	$7,966
Realized gain in market value of securities	(2,402)	—	(22,987)	—
Unrealized foreign exchange (loss) gain, net of income tax	(6,452)	(30,735)	(2,432)	(31,198)
Realized foreign exchange (gain) loss	(229)	(2,105)	9,425	(16,387)
Currency translation adjustment	41,350	85,714	24,825	115,016
	35,253	55,130	19,618	75,397
Total comprehensive income	$53,212	$67,473	$72,910	$116,626
Basic earnings per share	$0.16	$0.11	$0.47	$0.39
Diluted earnings per share	$0.16	$0.11	$0.46	$0.39
Basic weighted average shares outstanding	114,132	111,986	113,984	104,852
Diluted weighted average shares outstanding	115,286	113,140	115,065	105,962

See accompanying notes to interim consolidated financial statements

Franco-Nevada Corporation

Consolidated Statements of Cash Flows

(unaudited, in thousands of US dollars)

	For the Three Months Ended		For the Nine Months Ended
	Sept. 30, 2010	Sept. 30, 2009	Sept. 30, 2010	Sept. 30, 2009
Cash flows from operating activities
Net income	$17,959	$12,343	$53,292	$41,229
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and depletion	19,697	20,248	65,380	66,716
Write-down on investments	—	—	—	239
Gain on sale of investments	(2,402)	(446)	(24,370)	(446)
Loss on sale of bonds	—	591	—	591
Unrealized change in fair value - Palmarejo	(3,170)	(3,873)	(20,513)	(19,516)
Unrealized change in fair value - Other	(16)	(582)	(450)	(582)
Other non-cash items	310	517	724	1,056
Future income tax expense	4,882	4,865	7,907	12,180
Non-cash stock-based compensation expense	1,559	1,097	3,970	3,010
Unrealized foreign exchange loss (gain)	1,600	361	21,275	(18,609)
Changes in non-cash assets and liabilities:
(Increase) decrease in royalty receivables	(3,876)	(3,009)	(1,865)	1,621
(Increase) decrease in prepaid expenses and other	(1,549)	8,154	(4,872)	(2,426)
Increase (decrease) in accounts payable and accrued liabilities	5,703	956	8,373	(2,677)
Net cash provided by operating activities	40,697	41,222	108,851	82,386
Cash flows from investing activities
Proceeds on sale of short-term investments	21,077	57,523	411,023	233,189
Purchase of short-term investments	(108,595)	(68,370)	(214,022)	(142,175)
Acquisition of royalty interests in mineral properties	(25,613)	—	(34,202)	(79,183)
Proceeds on sale of royalty interests in oil and gas properties	622	—	931	(100)
Proceeds on sale of investments	9,194	3,022	69,814	3,022
Purchase of investments	(3,513)	(1,387)	(10,575)	(2,181)
Purchase of oil and gas well equipment	(635)	(479)	(1,588)	(1,742)
Purchase of property and equipment	(53)	(9)	(64)	(20)
Acquisition of Moydow Mines International (Note 8)	—	—	1,881	—
Net cash (used in) provided by investing activities	(107,516)	(9,700)	223,198	10,810
Cash flows from financing activities
Net proceeds from issance of common shares	—	—	—	313,285
Credit facility amendment costs	—	—	(1,640)	—
Payment of dividends	(8,263)	—	(24,869)	(13,525)
Proceeds from exercise of stock options	128	2,619	3,597	4,845
Net cash (used in) provided by financing activities	(8,135)	2,619	(22,912)	304,605
Effect of exchange rate changes on cash and cash equivalents	359	1,499	237	1,981
Net (decrease) increase in cash and cash equivalents	(74,595)	35,640	309,374	399,782
Cash and cash equivalents at beginning of year	506,618	437,391	122,649	73,249
Cash and cash equivalents at end of year	$432,023	$473,031	$432,023	$473,031
Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$247	$112	$710	$335
Income taxes paid during the period	$5,646	$733	$17,385	$4,641

See accompanying notes to interim consolidated financial statements

Franco-Nevada Corporation

Consolidated Statements of Shareholders’ Equity

(unaudited, in thousands of US dollars, except share amounts)

	For the Nine Months Ended
	2010	2009
Share capital
Balance, January 1	$1,848,923	$1,549,410
Issued upon acquisition of Moydow Mines International	44,909	—
Shares issued on Unit Offering and Over-Allotment exercise	—	294,033
Transfer from contributed surplus on exercise of special warrants	9,932	—
Exercise of stock options	4,334	4,303
Transfer from contributed surplus on exercise of stock options	2,019	1,171
Balance, September 30	$1,910,117	$1,848,917

	Number	Number
Share capital
Balance, January 1	112,123,500	100,300,000
Issuance of common shares upon acquisition of Moydow Mines International	1,733,993	—
Shares issued on Unit Offering and Over-Allotment exercise	—	11,500,000
Exercise of Special Warrants	316,436	—
Exercise of stock options	310,324	310,499
Balance, September 30	114,484,253	112,110,499

Contributed surplus
Balance, January 1	$51,975	$26,380
Value of warrants on Unit Offering	—	22,669
Value of Moydow Mines International stock options	1,716	—
Value of special warrants	9,932	—
Recognition of non-cash compensation expense	3,970	3,010
Transfer to share capital on exercise of stock options	(2,019)	(1,171)
Transfer to share capital on exercise of special warrants	(9,932)	—
Balance, September 30	$55,642	$50,888

Retained earnings (deficit)
Balance, January 1	$38,135	$(14,512)
Dividends declared	(30,403)	(13,525)
Net income for the nine months ended September 30,	53,292	41,229
Balance, September 30	$61,024	$13,192

Accumulated other comprehensive income (loss)
Balance, January 1	$(8,765)	$(127,679)
Comprehensive income for the nine months ended September 30,	19,618	75,397
Balance, September 30	$10,853	$(52,282)

See accompanying notes to consolidated financial statements

Franco-Nevada Corporation

Notes to Consolidated Financial Statements

(unaudited, in thousands of US dollars, except share amounts)

Note 1 - Nature of Operations and Basis of Presentation

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) was incorporated under the Canada Business Corporations Act on October 17, 2007, for the purpose of acquiring and developing a portfolio of resource royalties, investments and other assets. The royalty portfolio is a diversified portfolio over a range of commodities and by stage of development from exploration through to production.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and are expressed in United States (“US”) dollars. Accordingly, these interim consolidated financial statements of the Company do not include all information and note disclosure as required under Canadian generally accepted accounting principles for annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s 2009 audited consolidated financial statements and the corresponding notes thereto.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented. The results of operations for the three and nine months ended September 30, 2010, and are not necessarily indicative of the results to be expected for the full year.

Note 2 - Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents. At September 30, 2010, cash and cash equivalents were primarily held in Canadian and US denominated treasury bills, interest bearing cash deposits and highly-liquid corporate bonds. Cash equivalents have been recorded at fair value.

	At Sept. 30,	At Dec. 31,
	2010	2009
Cash deposits	$21,630	$10,229
Term deposits	22,883	4,006
Treasury bills	100,011	28,944
Canadian federal and provincial government bonds	104,828	79,470
Corporate bonds	182,671	—
	$432,023	$122,649

During the three months ended September 30, 2010, the US dollar weakened in relation to the Canadian dollar which resulted in unrealized foreign exchange losses of $5,708 (three months ended September 30, 2009 - $2,431), net of an income tax recovery of $493 (three months ended September 30, 2009 - income tax recovery of $2,173), being recognized in accumulated other comprehensive income upon the translation of the US denominated cash equivalents and short-term investments held in the Canadian parent entity.

During the nine months ended September 30, 2010, the US dollar weakened in relation to the Canadian dollar which resulted in unrealized foreign exchange losses of $3,136 (nine months ended September 30, 2009 - $2,299), net of an income tax recovery of $1,424 (nine months ended September 30, 2009 - income tax recovery of $982), being recognized in accumulated other comprehensive income upon the translation of the US denominated cash equivalents and short-term investments held in the Canadian parent entity.

Note 3 - Investments

The following table summarizes the Company’s investments as at September 30, 2010 and December 31, 2009:

	Sept. 30,	Dec. 31,
	2010	2009
Short-term investments:
Canadian dollar denominated treasury bills	$42,291	$241,294
US dollar denominated treasury bills	136,349	136,086
Certificate of deposit	25	100
Total short-term investments	$178,665	$377,480
Long-term investments:
Investment in Falcondo	29,135	28,668
Newmont Exchangeable Shares	10,443	42,602
Other	20,356	35,305
	$59,934	$106,575

Short-term investments

The Company made investments in Canadian and US dollar denominated treasury bills, corporate bonds and a certificate of deposit during the quarter ended September 30, 2010. These investments have been designated as available-for-sale and, as a result, have been recorded at fair value.

As at September 30, 2010, the market value of the Canadian treasury bills decreased from the date of purchase and an unrealized loss of $1,080 (September 30, 2009 - unrealized gain of $31), net of income taxes of $55 (September 30, 2009 - $6), was recognized in the statement of other comprehensive income.

Newmont Exchangeable Shares

As at September 30, 2010, the Company held 166,310 shares (September 30, 2009 - 896,210 shares) of Newmont Mining Company of Canada Limited (the “Exchangeable Shares”). This investment has been designated as available-for-sale and, as a result, has been recorded at fair value.

At September 30, 2010, the Canadian dollar market value of the Exchangeable Shares decreased compared to the value at June 30, 2010 and a net unrealized foreign exchange gain of $312 (three months ended September 30, 2009 - loss of $465), net of an income tax recovery of $507 (three months ended September 30, 2009 - income tax expense of $92) was recognized in the statement of other comprehensive income.

At September 30, 2010, the Canadian dollar market value of the Exchangeable Shares increased compared to the value at December 31, 2009 and a net unrealized gain of $8,981 (nine months ended September 30, 2009 - loss of $1,694), net of income taxes of $538 (nine months ended September 30, 2009 - income tax recovery of $529) was recognized in the statement of other comprehensive income.

During the three and nine months ended September 30, 2010, the Company sold 143,600 and 729,900 Exchangeable Shares, respectively, for gross proceeds of $9,194 and $42,642, respectively, and recorded gains on the sale of $2,402 and $8,165, respectively, in statement of operations and comprehensive income.

Other

The Company owns equity interests in various publicly-listed companies which the Company purchased through the open market. These investments have been designated as available-for-sale securities and have been recorded at their fair values. As at September 30, 2010, the market value of these investments increased compared to their values at June 30, 2010 and the Company recorded an unrealized gain of $2,774 (three months ended September 30, 2009 - $2,405), net of income taxes of $380 (three months ended September 30, 2009 - $358). The market value of these investments increased compared to their values at December 31, 2009, and an unrealized gain of $3,136 (nine months ended September 30, 2009 - $9,261), net of an income tax recovery of $1,859 (nine months ended September 30, 2009 - income taxes of $1,011), was recognized in the statement of other comprehensive income in the nine months ended September 30, 2010.

During the nine months ended September 30, 2010, the Company disposed of certain investments and received gross proceeds of $27,172 and recorded a gain on sale of $16,205 for the nine months ended September 30, 2010 in the statement of operations and other comprehensive income.

Note 4 - Derivative Assets

(a) Palmarejo Gold Royalty Stream

The minimum royalty under the Palmarejo royalty interest is recorded at fair value which is determined using a discounted cash flow valuation model. At September 30, 2010, the valuation model was updated for the current gold forward curve prices and actual payments received by the Company under the minimum royalty during the three and nine months ended September 30, 2010, which resulted in fair value gains of $3,170 and $20,513 for the three and nine months ended September 30, 2010, respectively. These fair value gains, along with royalty receipts from Palmarejo of $12,396 and $31,339, during the three and nine months ended September 30, 2010, respectively, have been included in the consolidated statements of operations and other comprehensive income (loss) as “Change in fair value - Palmarejo”.

On September 22, 2010, 316,436 special warrants were exercised into 316,436 common shares of the Company. These special warrants were granted pursuant to the acquisition of Palmarejo on January 21, 2009. The common shares were valued at $9,932 based on a five-day weighted average price immediately preceding the exercise and the value of $9,932 was allocated to the Palmarejo royalty.

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
Palmarejo Gold Royalty Stream	2010	2009	2010	2009
Royalty receipts	$12,396	$7,523	$31,339	$10,052
Change in fair value - minimum royalty	3,170	3,873	20,513	19,516
Change in fair value - Palmarejo	$15,566	$11,396	$51,852	$29,568

(b) Other derivative assets

The Company holds another royalty interest with a minimum royalty clause which is also recorded at fair value using a discounted cash flow valuation model. At September 30, 2010, the valuation model was updated for the current gold forward curve prices and actual payments received by the Company under the minimum royalty during the three and nine months ended September 30, 2010, which resulted in fair value gains of $16 and $450 for the three and nine months ended September 30, 2010, respectively. These fair value gains, along with royalty receipts from this royalty of $381 and $840, received during the three and nine months ended September 30, 2010, respectively, have been included in the consolidated statements of operations and other comprehensive income (loss) as “Change in fair value - Other”.

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
Other derivative royalty interest	2010	2009	2010	2009
Royalty receipts	$381	$—	$840	$—
Change in fair value - minimum royalty	16	582	450	582
Change in fair value - Other	$397	$582	$1,290	$582

Note 5 - Financial Instruments

Fair value of financial instruments

Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments, royalty receivables, other receivables, accounts payable and accrued liabilities, approximate their fair value due to their short-term maturities.

Derivative Instruments

The fair value of royalties classified as derivative instruments is determined using present value technique models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity.

Fair Value of Derivative Instruments

At September 30, 2010	Balance Sheet Classification	Fair Value
Derivative Assets:
Royalty interests	Royalty interests in mineral properties	$156,122

The fair value hierarchy established by the CICA Section 3862 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets (liabilities) measured at fair value on a recurring basis as at September 30, 2010:

				Aggregate
	Level 1	Level 2	Level 3	Fair Value
Cash and cash equivalents	$—	$432,023	$—	$432,023
Short-term investments	—	178,665	—	178,665
Investments(1)	30,507	292	—	30,799
Royalty interests in mineral properties, treated as derivatives	—	—	156,122	156,122
	$30,507	$610,980	$156,122	$797,609

(1) Investments exclude $28,289 of investments which are recorded at cost.

The valuation techniques that are used to measure fair value are as follows:

a) Cash and cash equivalents

The fair value of cash and cash equivalents are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices for similar assets or liabilities in active markets. Our cash equivalents are comprised of Canadian and US treasury bills, and highly-liquid corporate bonds.

b) Short-term investments

The fair value of government and corporate bonds and treasury bills are determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing prices are quoted prices for similar assets or liabilities in active markets, and therefore government and corporate bonds and treasury bills are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

c) Investments

The fair value of investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

Investments include instruments which are not non-publicly traded, such as warrants. The fair value of these warrants is determined using a Black-Scholes option pricing valuation model using quoted market prices and market-corroborated inputs and therefore these investments are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

d) Royalty interests treated as derivative assets

The fair value of royalty interests is determined using a discounted cash-flow valuation model which uses the forward curve price of gold and management’s best estimate of an appropriate discount rate taking into account project specific risk factors which are re-assessed at each balance sheet date and therefore are classified within Level 3 of the fair value hierarchy established by CICA Section 3862.

The following table reconciles the Company’s Level 3 fair value measurements from December 31, 2009 to September 30, 2010:

Fair Value Measurement using Level 3 inputs

Royalty Interests Classified as Derivatives
Balance on December 31, 2009	$141,223
Impact of foreign exchange translation	(6,064)
Loss included in net income	(4,034)
Balance on March 31, 2010	$131,125
Gain included in net income	21,811
Balance on June 30, 2010	$152,936
Gain included in net income	3,186
Balance on September 30, 2010	$156,122

Fair Value of Financial Instruments

	Sept. 30, 2010		Dec. 31, 2009
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Financial assets
Cash and cash equivalents(1)	$432,023	$432,023	$122,649	$122,649
Short-term investments(1)	178,665	178,665	377,480	377,480
Royalty receivables(1)	28,654	28,654	26,789	26,789
Investments(2)	30,799	30,799	76,474	76,474
	$670,991	$670,991	$603,392	$603,392
Financial liabilities
Accounts payable and accrued liabilities(1)	$17,854	$17,854	$9,481	$9,481
	$17,854	$17,854	$9,481	$9,481

(1)          Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

(2)          Investments exclude $29,135 (December 31, 2009 - $30,101) of investments which are recorded at cost. Investments that have a quoted market price are carried at fair value.

Financial Risk Management

The Company is engaged in the business of acquiring, managing and creating resource royalties. Royalties are interests that provide the right to revenue or production from various royalty properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to commodity price risk, foreign exchange risk, interest rate risk, credit risk and liquidity risk. Some of the Company’s future acquisitions may be classified as derivative instruments depending on the nature of the royalty agreement and deal structure. In addition, the Company invests the proceeds of its equity offerings and cash flow from operations in Canadian and US denominated treasury bills, interest-bearing deposits and highly-liquid corporate bonds. These activities expose the Company to foreign exchange risk, interest rate risk and credit risk related to those financial assets.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yields.

Commodity Price Risk

The Company’s royalties are subject to risk from fluctuations in market prices of commodities. The Company does not manage any exposures to commodity price risk. To that end, the Company has not and does not intend to engage in hedging activities related to commodity prices.

Foreign Exchange Risk

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from balances and transactions denominated in foreign currencies. The Company is primarily exposed to currency fluctuations relative to the US dollar on balances and transactions that are denominated in Canadian dollars, Mexican pesos and Australian dollars. The Company’s cash and cash equivalents and short-term investments are invested in US dollar, Canadian dollar and other denominated treasury bills and corporate bonds on a ratio of 48%, 51% and 1%, respectively, as at September 30, 2010. This serves to somewhat reduce the economic exposure to currency fluctuations on a consolidated basis.

During the three and nine months ended September 30, 2010, the US dollar weakened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, Australia and Mexico, the Company recorded currency translation adjustment gains of $41,350 (three months ended September 30, 2009 - $85,714) and $24,825 (nine months ended September 30, 2009 - $115,016), respectively, in other comprehensive income.

Interest Rate Risk

The Company’s interest rate risk mainly arises from the interest rate impact on cash and cash equivalents. Using the interest rates for the currently-owned portfolio of short-term investments, should the Company’s cash and cash equivalents and short-term investments continue to be invested in the same investments in which those proceeds are currently invested, the Company would realize interest income of approximately $2,155, or $0.02 per fully diluted common share, per year. Assuming a 0.5% increase or decrease in interest rates, net income would change by approximately $1,796 per year (assuming the Company’s cash and cash equivalents and short-term investments continue to be invested in the same investments as currently exist).

As at September 30, 2010, the Company had no outstanding debt under its revolving credit facility.

Credit Risk

Credit risk relates to cash and cash equivalents, short-term investments, royalty receivables and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk. In addition, the Company’s cash equivalents and short-term investments are invested in fully guaranteed deposits or instruments insured by the United States or Canadian governments, such as treasury bills, and/or corporate bonds with high rating categories from either Moody’s or Standard and Poors. As at September 30, 2010, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

Included in prepaid expenses and other is an amount of $12,579 relating to IVA paid on the acquisition of the Palmarejo gold stream which the Company is working towards recovering from the Mexican tax authorities.

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, and may consider utilizing its revolving term credit facility where appropriate. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at September 30, 2010, $610,688 was held in either cash and cash equivalents or highly-liquid investments (September 30, 2009 - $531,303). All of the Company’s financial liabilities are due within one year.

Note 6 - Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource royalty portfolio while ensuring capital protection. The Company’s royalty portfolio provides an opportunity to capture value without the typical capital and operating costs associated with a natural resource operation, and without direct exposure to many of the risks faced by natural resource operators. Maintaining and managing a diversified, high-margin royalty portfolio with low overheads provides the free cash flow required to fuel organic growth.

There were no changes in the Company’s approach to capital management during the three and nine months ended September 30, 2010 compared to the prior comparable periods. The Company is not subject to material externally imposed capital requirements.

As at September 30, 2010, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $610,688 (September 30, 2009 - $531,303), available-for-sale long-term investments totaling $59,934 (September 30, 2009 -$87,356), together with an unused $175,000 revolving term credit facility, all of which are available for growing the royalty portfolio and paying dividends.

Note 7 - Income Taxes

Income taxes for the three and nine months ended September 30, 2010 and 2009 consist of the following:

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2010	2009	2010	2009
Current income tax expense	$4,611	$634	$16,831	$3,343
Future income tax expense	4,882	4,865	7,907	12,180
Net income tax expense	$9,493	$5,499	$24,738	$15,523

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of operations and comprehensive loss for the three and nine months ended September 30, 2010 and 2009, are as follows:

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2010	2009	2010	2009
Net income before income taxes	$27,452	$17,842	$78,030	$56,752
Statutory tax rate	28.34%	29.76%	28.34%	29.76%
Tax expense at statutory rate	7,780	5,310	22,114	16,889
Reconciling items:
Change/reversal of valuation allowance	—	(45)	—	(92)
Expenses not tax deductible	460	317	1,696	(2,217)
Income not taxable	(404)	—	(2,216)	—
Differences in foreign statutory tax rates	963	259	2,519	457
Differences due to declining future tax rates	(288)	(155)	(690)	(329)
Foreign withholding tax	432	5	1,179	498
Other	550	(192)	136	317
Net Income tax expense	$9,493	$5,499	$24,738	$15,523

Note 8 - Acquisitions

Hager

On September 28, 2010, the Company acquired for $14,000 an undivided 25% interest in a 3.5% to 7.0% sliding scale net smelter returns (“NSR”) royalty, adjusted by a PPI-indexed gold price, on all production from the northwestern portion of Barrick Gold Corporation’s Bald Mountain mine in Nevada.

Agi Dagi

On September 27, 2010, Franco-Nevada acquired a 2% NSR royalty on the Agi Dagi property owned by Alamos Gold Inc. for $9,000. The Agi Dagi property is located in the Canakkale Province of northwestern Turkey.

Tonkin Springs

On September 7, 2010, the Company acquired two royalties on production from the Tonkin Springs project in Eureka County, Nevada from Precambrian Exploration, Inc. (“PEx”). The first royalty is a 2% NSR over a block of mining claims staked by PEx and reserved to PEx in a deed agreement with a predecessor of U.S. Gold Corporation. The second royalty is a 1% independent royalty over a contiguous block of Lyle Campbell claims, now included in U.S. Gold’s Tonkin Springs Project. The purchase price was $1,350.

White Pine Royalty

On June 29, 2010, the Company acquired an undivided 100% leasehold interest in certain unpatented mining claims situated in White Pine County, Nevada for $8,500. The interest acquired included all royalties, leasehold interests, subleases and agreements held by the seller. More specifically the royalty interest acquired is a 1% - 5% sliding scale overriding gross production royalty from the unpatented mining claims which are a portion of the Bald Mountain mine operated by Barrick Gold Corporation. There is currently no production from the claims covered by this royalty.

Prosperity Gold Stream

On May 12, 2010, the Company acquired a gold stream from Taseko Mines Limited (“Taseko”) on Taseko’s Prosperity copper-gold project located in British Columbia. The Company will acquire gold from Taseko equivalent to 22% of the gold produced at Prosperity. Franco-Nevada will provide a $350,000 deposit for the construction of Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed, and has granted Taseko one special warrant. Once the project is fully permitted and financed, the special warrant will be exchangeable, without any additional consideration, into two million purchase share warrants. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 at any time before June 16, 2017. In addition, Franco-Nevada will pay Taseko the lower of US$400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement. (See Note 13 - Subsequent Event).

Subika Royalty

On January 22, 2010, the Company completed a plan of arrangement involving the Company, one of its wholly-owned subsidiaries and Moydow Mines International Inc. (“Moydow”) pursuant to which the Company acquired all of the outstanding shares of Moydow.

In exchange for each Moydow share, Moydow shareholders received 0.02863 Franco-Nevada common shares. Moydow options, upon their exercise, will be exerciseable into Franco-Nevada common shares on the same basis as the exchange of Moydow shares for Franco-Nevada common shares. Upon closing of the plan of arrangement, the Company issued 1,733,993 common shares and reserved for issuance 94,470 common shares upon the exercise of Moydow options. The acquisition of Moydow was accounted for as a purchase of assets.

The allocation of the purchase price was as follows:

Purchase price:
Common shares issued	$44,909
Value of Moydow options	1,716
Transaction costs	332
Total purchase price	$46,957

Purchase Price Allocation:
Cash	$1,881
Other receivables	5
Royalty interest in mineral properties	61,018
Accounts payable	(693)
Tax basis step up	(15,254)
$46,957

Note 9 - Shareholders’ Equity

a) Common Shares

During the three and nine months ended September 30, 2010, the Company issued 380,750 and 2,360,753, respectively, common shares in connection with the exercise of stock options, special warrants and the acquisition of Moydow. (See Note 4(a) Palmarejo Gold Royalty Stream and Note 8 - Acquisitions above).

b) Stock-based Compensation

During the three and nine months ended September 30, 2010, the Company granted 85,000 (three months ended September 30, 2009 - Nil) and 485,000 stock options (nine months ended September 30, 2009 - 55,000), respectively, to employees at exercise prices of C$27.62 to C$31.45 (2009 - C$29.11 - C$29.84). These ten-year term options vest over three years in equal portions on the anniversary of the grant date.

The Company uses the fair value method of accounting for stock-based compensation awards. The fair value of stock options granted during the three and nine months ended September 30, 2010 has been determined to be $1,070 (three months ended September 30, 2009 - Nil) and $6,323 (nine months ended September 30, 2009 - $659), respectively. The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions: risk-free rate - 2.53%, volatility - 55.07%, expected dividend yield - 0.96% and expected life - 4.0 years; and resulted in a weighted average fair value of C$13.04 per stock option.

During the three and nine months ended September 30, 2010, an expense of $1,559 (three months ended September 30, 2009 -$1,097) and $3,970 (nine months ended September 30, 2009 - $3,010), respectively, related to vested stock options has been included in the consolidated statement of operations and other comprehensive income. As at September 30, 2010, there is $7,753 (September 30, 2009 - $6,542) of total unrecognized non-cash stock-based compensation expense relating to non-vested stock options granted under the Company’s equity compensation plans, which is expected to be recognized over a weighted average period of 1.72 years (September 30, 2009 - 1.29 years).

c) Deferred Share Unit Plan

During the three and nine months ended September 30, 2010, 911 (three months ended September 30, 2009 - 1,314) and 3,689 (nine months ended September 30, 2009 - 5,430) DSUs were credited to directors under the DSU Plan in connection with the conversion of directors’ fees. No DSUs were awarded to directors as compensation. The value of the DSU liability as at September 30, 2010 was $437 (September 30, 2009 - $259). The mark-to-market adjustment recorded for the three and nine months ended September 30, 2010, in respect of the DSU Plan, was $1 (three months ended September 30, 2009 - $1) and $70 (nine months ended September 30, 2009 - $29), respectively.

Note 10 - Commitments

Operating Leases

As at September 30, 2010, the Company has future minimum annual operating lease commitments in connection with its leased office spaces and certain office equipment, as follows:

to September 30, 2011	$396
to September 30, 2012	331
to September 30, 2013	331
to September 30, 2014	28
to September 30, 2015 and thereafter	—

Credit Facility

Under a Credit Facility, the Company is required to pay a quarterly standby fee of 0.5625% to 0.750% of the unutilized portion of the facility. For the three and nine months ended September 30, 2010, standby fees of $247 (three months ended September 30, 2009 - $112) and $710 (nine months ended September 30, 2009 - $335), respectively, were incurred and paid.

Note 11 - Geographic Information

The following tables reflect geographic financial information:

	Three Months Ended		Nine Months Ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2010	2009	2010	2009
Total Revenue
Canada	$10,411	$9,349	$37,191	$25,723
United States	24,158	19,872	63,593	62,804
Mexico	15,566	11,396	51,852	29,568
Australia	2,104	473	4,517	1,190
Total Revenue	$52,239	$41,090	$157,153	$119,285

Net income
Canada	$1,781	$2,096	$11,744	$14,821
United States	6,641	3,282	16,745	7,158
Mexico	8,741	6,813	22,503	18,942
Australia	796	152	2,300	308
Net Income	$17,959	$12,343	$53,292	$41,229

For the nine months ended September 30, 2010, Royalty Revenue was recognized from two mineral royalties totaling $54,954, representing 19.9% and 15.0% of Total Revenue across all geographic segments. During the nine months ended September 30, 2009, Royalty Revenue was recognized from two mineral royalties totaling $35,616, representing 15.1% and 14.8% of Total Revenue across all geographic segments.

	As at	As at
	Sept. 30,	Dec. 31,
	2010	2009
Interests in mineral properties, net
Canada	$202,817	$130,641
United States	637,433	645,365
Mexico	160,034	135,135
Australia	50,506	47,019
Total	$1,050,790	$958,160

Total Assets
Canada	$1,199,720	$1,109,396
United States	722,649	710,543
Mexico	177,949	150,755
Australia	58,022	50,197
Total Assets	$2,158,340	$2,020,891

As at September 30, 2010 interests in oil and gas properties of $366,344 (September 30, 2009 - $388,907) and investments of $59,934 (September 30, 2009 - $87,356) are held in Canada.

Note 12 - Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

Note 13 - Subsequent Event

On November 2, 2010, the Federal Minister of the Environment announced that Taseko has not been granted federal authorizations to proceed “as proposed” with the Prosperity mine project. Taseko stated that they will evaluate their options for moving the project forward once they have had further discussions with the Federal and Provincial Governments.